October 26, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:

Embratel Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2004

Filed June 30, 2005

File No. 1-14499

Empresa Brasileira de Telecomunicações S.A. – Embratel

Form 20-F for Fiscal Year Ended December 31, 2004

Filed June 30, 2005

File No. 333-16323-01

Dear Mr. Spirgel:

By letter dated August 18, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments related to the annual reports on Form 20-F filed on June 30, 2005 (the “2004 Forms 20-F”) by Embratel Participações S.A. (“Embratel Holdings”) and Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel” and together with Embratel Holdings, the “Companies”). The Companies are submitting herewith, via EDGAR and facsimile, responses to the Staff’s comments. We have submitted to Melissa Hauber of the Staff letters dated August 31, 2005 and September 19, 2005 outlining the timetable for this response letter.

For convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments.

Note 7. General and Administrative Expenses, page F-20

1.	Tell us the nature of the taxes that are recorded as general and administrative expenses.

Taxes included in general and administrative expenses principally represent fees of Anatel, the Brazilian federal telecommunications regulator, value added tax (“VAT”) on revenues originated from the agreements with other Telcos, the regional fixed-line companies

Mr. Spirgel, p. 2

spun off from Telebrás in 1998, withholding taxes on general and administrative third-party services and the settlement of a tax contingency. The following is a description of the nature of the principal items, other than withholding taxes on general and administrative third-party services, that were recorded as tax expense in general and administrative expenses:

•

Anatel fees - Includes Fundo de Universalização dos Serviços de Telecomunicações, or FUST and Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, federal social contributions that correspond to 1% and 0.5%, respectively, of the net revenue generated by telecommunications service less interconnection and network usage costs. Telecom operators are not allowed to pass on to customers the cost of these contributions. We have classified as operating expenses those other expenses that are part of our ongoing operations but that are not included in the fees charged to our customers.

•

VAT on revenues originated from the agreements with other Telcos – As described in Note 32 to the Companies’ consolidated financial statements, we concluded an agreement with the operators of the Telemar and Brasil Telecom groups to resolve past administrative, legal and business disputes. The income resulting from these agreements was recorded as other operating income and, concurrently, the related VAT was recorded as general and administrative expenses within operating expenses.

•	Settlement of tax contingency – The expenses related to tax contingencies are generally recorded as “other operating income (expenses), net” in the Companies’ consolidated financial statements. In this case, the amount has been recorded in general and administrative expenses within operating expenses.

Note 8. Other Operating Income (Expenses), Net, page F-20

2.

Explain the nature of the cost recoveries for interconnection, FUST, COFINS, and ICMS recorded as other operating income. For purposes of US GAAP reporting, tell us where these expenses were initially classified and your basis for classifying the recoveries as other operating income, rather than in the original caption.

The nature of cost recoveries is as follows:

Interconnection cost recovery – As summarized in Note 8 to the Companies’ consolidated financial statements, the interconnection recovery relates to the reversal of a provision recorded for interconnection costs for the period of July 1, 2003 to December 31, 2003. In accordance with Anatel rules, interconnection rates are adjusted based on the Brazilian IGP-DI inflation index. In 2003, we filed a lawsuit claiming that the adjustment to the interconnection rates for the above period should be based on the IPCA inflation index, which is lower than the IGP-DI index, and the Higher Court of Justice issued an injunction in our favor. From July 1, 2003 to December 31, 2003, we paid the interconnection costs based on the IPCA inflation index and recorded a provision for the difference between the IPCA and IGP-DI indices for that period. In July 2004, the Special Tribunal High Court of Justice issued a final ruling stating that the interconnection tariffs should be adjusted using the IPCA index from July 1, 2003 to December 31, 2003 and that the IGP-DI rate should be used beginning on January 1, 2004. As

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Mr. Spirgel, p. 3

a result of this decision, we reversed the provision relating to the differences between these rates. Under US GAAP, the interconnection costs were originally classified as cost of services. The recovery of this amount was classified as other operating income because it represents the realization of a gain contingency.

FUST recovery – As described in Note 15 to the Companies’ consolidated financial statements, Anatel issued an official letter clarifying that connection costs should be excluded in calculating the amount required to be contributed to the FUST – Telecommunications Systems Universalization Fund Tax. During 2004, Embratel recalculated the FUST tax paid in prior periods and recorded a tax credit for the difference between the amount recalculated and the amounts previously paid. Under US GAAP, the FUST tax was originally classified as a general and administrative expense within operating income (expenses).

COFINS recovery – This amount relates to the recognition of a tax credit for COFINS tax on foreign revenues that we overpaid in prior periods. Under US GAAP, COFINS taxes were classified as a deduction from revenues. This amount was classified as other operating income because it represents the realization of a gain contingency.

ICMS recovery – The ICMS recovery relates to the reversal of valuation allowances recorded on the Companies’ ICMS value added tax credits. Such valuation allowances were recorded because Embratel could not realize the tax credits until it provided proper supporting documentation to the Brazilian tax authorities. When Embratel provided the required documentation, we reversed the allowances. Under US GAAP, these expenses were originally recorded as other operating income (expense), net.

We have presented below the impact if we had classified the interconnection cost recovery and the COFINS recovery under the original captions, which is immaterial using the guidance set forth in SAB no. 99.

Embratel Holdings’ (consolidated)
	Year ended December 31,

	2004	2003

	(in thousands of reais)
Cost of service as reported	(4,995,350)	(4,715,149)
Interconnection cost recovery	65,647	-
COFINS recovery	-	17,736

Cost of service reclassified	(4,929,703)	(4,697,413)

Reclassified amounts as percentage of
previously reported cost of service under
US GAAP	(1.3%)	(0.4%)

Embratel (consolidated)
	Year ended December 31,

	2004	2003

	(in thousands of reais)
Cost of service as reported	(4,677,730)	(4,687,934)
Interconnection cost recovery	65,647	-
COFINS recovery	-	17,736

Cost of service reclassified	(4,612,083)	(4,670,198)

Reclassified amounts as percentage of previously reported cost of service under US GAAP	(1.4%)	(0.4%)

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Mr. Spirgel, p. 4

Note 14. Trade Accounts Receivables, Net page F-26

3.	Tell us the account(s) to which the decrease in the allowance for doubtful accounts of $24,380 was recorded for the year ended December 31, 2004.

The decrease in the allowance for doubtful accounts was recorded against trade accounts receivable as a result of agreements concluded with two telecommunications operators in the last quarter of 2004, which rendered these receivables uncollectible, as discussed in Note 32 to the Companies’ consolidated financial statements.

Note 34. Summary of the Differences Between Accounting Practices in Accordance with BR GAAP and US GAAP, page F-65

4.

It is unclear to us why you have not included reconciling items for several of your accounting policies under Brazilian GAAP in your reconciliation to US GAAP. For each of the following items, tell us how you considered whether a difference existed and your basis in the US GAAP literature for your accounting policy:

•

We note at page F-16, that income and social contribution are calculated according to the rules and rates prevailing during the year for Brazilian GAAP. Tell us whether the prevailing rates differ from enacted rates, which are the applicable rates under SFAS 109 for US GAAP reporting.

“Prevailing” tax rates did not differ from the enacted rates for any of the periods presented. Temporary rates were not used in any of the years presented in the 2004 Form 20-F.

•

We note at page F-16 and F-32, that pre-operating expenses relating to Click 21, Vesper Sao Paulo S.A. and Vesper S.A. were capitalized and are being amortized over five years. Tell us how you applied the guidance in SOP 98-5, which requires that these costs be expensed as incurred, for US GAAP reporting.

Under Brazilian GAAP, the Companies capitalized pre-operating expenses, and the related amortization was approximately R$1.6 million for the year ended December 31, 2004 and R$2.8 million for the year ended December 31, 2003. Under US GAAP, however, these costs were expensed as incurred. The amounts were included in the “Other” line item of the reconciliation from Brazilian GAAP to US GAAP in Notes 34.r and 34.t of Embratel Holdings’ consolidated financial statements and Notes 34.r and 34.s of Embratel’s consolidated financial statements.

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Mr. Spirgel, p. 5

e. Earnings per share, page F-68

5.

Provide us with a calculation of your earnings per share for preferred and common shareholders using the two-class method under US GAAP for each of three years presented. Tell us how you considered the dividends paid to preferred shareholders in the year ended December 31, 2003. In addition, we note on page F-87 your disclosure of the difference in your EPS if you had adopted EITF 03-6. Tell us how you determined the revised amounts and explain specifically how the adoption of EITF 03-6 will affect your calculation of EPS.

As discussed with Melissa Hauber of the Staff in a conversation on September 27, 2005, we will address comments 5 and 8 separately.

k. Stock option plan, page F-71

6.

We note that the exercise price of your stock options is indexed to inflation. Tell us how you considered the guidance in FIN 44 in determining that variable accounting was not required for your stock option plans.

The exercise prices of Embratel Holdings’ stock options were indexed to inflation until October 2001. In October 2001, all outstanding variable options were cancelled and replaced by fixed options. Consequently, pursuant to FIN 44, variable plan accounting was applied to the stock option plans for the periods up to October 2001. Beginning in October 2001, variable accounting was no longer applied.

l. Goodwill and negative goodwill, page F-73

7.	Please address the following items regarding your disclosure of the differences in accounting for goodwill under BR GAAP and US GAAP:
•

We note that you wrote off the remaining goodwill associated with AcessoNet in 2003 under BR GAAP, but retained the balance of goodwill for US GAAP. Tell us how you determined that this goodwill was not impaired under US GAAP, given that AcessoNet’s principal customer filed a lawsuit requesting the interruption of their long-term contract with you and began disconnecting several circuits, as noted at page F-22.

Pursuant to paragraph 30 of SFAS No. 142, the Companies’ telecommunications segment comprises two reporting units, Voice and Data. The goodwill relating to the acquisition of AcessoNet was allocated to the Data reporting unit for purposes of the goodwill impairment test under SFAS No. 142. The Companies performed the first step of the goodwill impairment test under SFAS No. 142 on January 1, 2003, December 31, 2003 and December 31, 2004. Since the fair value of the Data reporting unit exceeded its book value (including the goodwill balance) on these dates, no impairment was recorded under US GAAP.

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Mr. Spirgel, p. 6

•	Explain for us and disclose, in future filings, how your policy of testing goodwill for impairment differs for US GAAP and BR GAAP.

Under Brazilian GAAP, goodwill is tested for impairment by comparing the present value of the future cash flows of the company acquired with the sum of the book value of the company under Brazilian GAAP and the related goodwill balance. If the discounted cash flows are lower than the sum of the book value and goodwill, impairment is recorded for the difference. In general terms, this policy differs from US GAAP as follows:

SFAS No. 142 requires the determination of reporting units and the allocation of goodwill to the reporting units;
The determination of the fair value of a reporting unit may not necessarily be determined using discounted cash flows (market capitalization may be used in the case of an acquired public company); and
The measurement of impairment under SFAS No. 142 (i.e. the second step of the goodwill impairment test) compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. This may result in a different impairment amount when compared to the impairment calculated under Brazilian GAAP.

As requested by the Staff, we will enhance our disclosures relating to the differences in our policy for testing goodwill for impairment under Brazilian and US GAAP and will include in future filings the items noted above.

•

Also, we note that the amount of goodwill originally recorded under BR GAAP was based on the excess of the acquisition cost over the book value of the net assets acquired. Tell us how you considered the guidance in SFAS 141, which requires that goodwill is recorded as the excess of the acquisition cost over the fair value of the net assets.

On the date of acquisition, under Brazilian GAAP, AcessoNet’s total assets amounted to approximately R$4.2 million and its total liabilities amounted to R$4.3 million. Since these amounts approximated the respective fair values on the date of acquisition, the goodwill recorded under Brazilian GAAP was equal to the amount recorded under US GAAP.

•

Clarify how you accounted for the acquisition of CT Torres under SFAS 141 and the effect of the differences in accounting between BR GAAP and US GAAP on net income and the statement of stockholders’ equity.

Under Brazilian GAAP, the excess of the purchase price over the carrying value of the net assets of CT Torres was recorded as goodwill, which is being amortized over a period of six years. For US GAAP purposes, the purchase price was allocated to the fair value of the net identifiable assets with no goodwill being recorded. All adjustments to the book value of such assets were allocated to fixed assets. The amount allocated is being depreciated over a weighted average period of approximately six years, representing the remaining useful lives of the related fixed assets. There was no difference in shareholders’ equity between Brazilian GAAP and US GAAP on the date of acquisition. This goodwill amounted to R$102,426,000, as disclosed in Note 18 to the Companies’ consolidated financial statements.

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Mr. Spirgel, p. 7

•	Provide us with your calculation of the total adjustments to net income and total shareholders’ equity pertaining to goodwill and the associated amortization and impairment.

The following table provides our calculation of the total adjustments relating to goodwill:

	As of and for the years ended December 31,
	2004	2003	2002	2001
	(in thousands of reais)
Goodwill AcessoNet – BR GAAP: (A)
Cost	-	202,978	202,978	202,978
Accumulated Amortization	-	(101,489)	(81,191)	(40,596)
Impairment	-	(101,489)	-	-
Balance	-	-	121,787	162,382

Goodwill AcessoNet – US GAAP: (B)
Cost	202,978	202,978	202,978	202,978
Accumulated Amortization	(40,596)	(40,596)	(40,596)	(40,596)
Balance	162,382	162,382	162,382	162,382

US GAAP Adjustments:
Net income:
Reversal of local GAAP amortization	-	20,298	40,595	-
Reversal of local GAAP impairment	-	101,489	-	-
Reconciling item in net income	-	121,787	40,595	-
Shareholders’ equity (B-A)	162,382	162,382	40,595	-

t. Net equity reconciliation of the differences between US GAAP and BR GAAP, page F-77

8.	Explain for us and disclose, in future filings, the nature of the reconciling item labeled as “dividends.”

As stated in our response to comment 5, above, we will address comments 5 and 8 separately.

US GAAP supplementary information, page F-78

9.	Tell us why you have classified the management fee paid to MCI during the years ended December 31, 2003 and 2002 as a non-operating expense under US GAAP.

The management fee recorded for the years ended December 31, 2003 and December 31, 2002 should have been classified as an operating expense under US GAAP. The management fee represents approximately 2.5% of the Companies’ operating income for 2003 and approximately 6.9% of the Companies’ operating income for 2002. This misclassification has been addressed below in our response to Comment 10, below.

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Mr. Spirgel, p. 8

10.

We note at page F-22 that gains on the sale of property, plant, and equipment and charges for the write-off and impairment of permanent assets, including goodwill, are classified as non-operating income for Brazilian GAAP. Tell us your basis for not classifying these amounts within operating income for US GAAP reporting purposes.

As discussed in our response to Comment 7, under US GAAP, the goodwill recorded by the Companies was not impaired. Gains and losses on sales of property, plant and equipment and impairments recorded on these assets should have been classified as operating expenses under US GAAP. Following is the impact of these misclassifications (including the management fee expense misclassification described in our response to Comment 9, above):

a) Embratel Holdings (Consolidated):

	For the year ended December 31,
	2004	2003	2002
	(in thousands of reais)

Operating income under US GAAP – as reported	242,759	566,449	528,603
Adjustments for misclassification:
Gain on sale of PP&E	37,361	4,784	5,766
Gain on sale of subsidiary	-	43,215	-
Write-off of permanent assets(1)	(2,339)	(3,469)	(11,653)
Provision for write-off of permanent assets	(71,492)	(20,000)	-
Provision for impairment	(32,000)	-	-
Withholding income tax on remittances to foreign telecommunications companies	-	(39,462)	-
Other	16,623	15,106	16,876
Management fee	-	(14,024)	(36,232)
Total misclassifications	(51,847)	(13,850)	(25,243)
Operating income under US GAAP – as adjusted for misclassifications	190,912	552,599	503,360

b) Embratel (Consolidated):

	For the year ended December 31,
	2004	2003	2002
	(in thousands of reais)
Operating income under US GAAP – as reported	363,456	579,635	531,597
Adjustments for misclassification:
Gain on sale of PP&E	37,361	4,784	5,766
Gain on sale of subsidiary	-	43,215	-
Write-off of permanent assets(1)	(2,306)	(8,469)	(11,653)
Provision for write-off of permanent assets	(71,492)	(15,000)	-
Withholding income tax on remittances to foreign telecommunications companies	-	(39,462)	-
Other	9,481	15,022	16,928
Management fee	-	(14,024)	(36,232)
Total misclassifications	(26,956)	(13,934)	(25,191)
Operating income under US GAAP – as adjusted for misclassifications	336,500	565,701	506,406

(1) For the year ended December 31, 2003, the Companies recorded, as non-operating expenses under Brazilian GAAP and US GAAP, an unamortized balance of goodwill related to Acessonet amounting to R$101,489 and the loss on sale of Intelsat Ltd. amounting of R$18,679, not included in the tables above.

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Mr. Spirgel, p. 9

We have reviewed SAB no. 99 and do not believe these errors in classification are material. These errors do not affect the Companies’ net income, or significantly impact any other measure of financial performance that is widely followed, for any of the years presented. Further, operating income did not become operating loss in any of these periods. Finally, the errors do not significantly affect the Companies’ future profitability and segment trends and do not impact the Companies’ compliance with loan covenants, other contractual arrangements or regulatory requirements.

11.

Refer to footnote (1) at page F-78. Explain for us in more detail why you believe that you act as an agent for the government with regards to the collection of value added and other sales taxes. Tell us how you applied the guidance in EITF 01-14 in determining that it is appropriate to present revenues net of these taxes.

The following taxes have been netted against gross revenue: ICMS (Tax on Circulation of Goods and Services), ISS (Municipal Service Tax), PIS (Social Integration Program) and COFINS (Contributions to Finance Social Security). Each of these taxes is included in the fees we charge our customers for our services. The taxes are billed directly to our customers. We remit such taxes directly to the applicable taxing authorities. Therefore, we act as an agent for the government because we collect these taxes on the government’s behalf.

We have followed guidance provided by EITF 01-14, paragraph 6, in presenting revenues net of taxes on telecommunications services. We have considered the pricing and zero margin indicators of EITF 99-19 in our analysis. In regard to the pricing indicator, we have no latitude in establishing the reimbursement amount for these taxes. We must invoice our customers for those taxes in an amount equal to the amount of the taxes incurred. In regard to the zero margin indicator, we earn no margin because the taxes billed equal the actual tax cost incurred. Based on the collective weight of the EITF 99-19 indicators, we believe that the characterization of reimbursements received for these taxes as a reduction of those expenses is appropriate.

Note 35. Additional Disclosures Required by U.S. GAAP, page F-80

12.

Clarify for us how you account for your defined contribution plan under US GAAP. In addition, tell us the nature of the unfunded liability relating to the participants that migrated from the defined benefit plan to the defined contribution plan and your basis in the US GAAP accounting literature for amortizing the liability over 20 years.

Contributions made during the period to our defined contribution plan relate to services rendered for the same period and, consequently, we record net pension costs for contributions made during the period in accordance with SFAS No. 87. An actuarial calculation was performed for amounts that are paid to employees in the event of disability or death pursuant to the defined contribution plan’s regulations. This additional expense is referred to as “risk benefits” in the plan disclosures.

As discussed in Note 25 to the Companies’ consolidated financial statements, on September 1, 1999, we signed an agreement making us liable to Telos (Telos – Fundação Embratel de Seguridade Social), a private pension fund established to manage our pension plans, for the actuarial deficit as of September 1, 1999. In accordance with this agreement, a statement

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Mr. Spirgel, p. 10

of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (Secretaria de Previdência Complementar). The actuarial insufficiency recognized in favor of Telos was recorded by the Company as a liability under US GAAP in 1999 and is being paid over a period of 20 years. This liability was fixed back in 1999 and is being adjusted on a monthly basis using a rate, determined pursuant to the agreement, that takes account of the expected rate of return of related plan assets and the related actuarial goals or the IGP-DI, whichever is higher.

Consolidated Financial Statements – Empresa Brasileira de Telecomunicações S.A. – Embratel and Subsidiaries

13.	Comply with the above comments, as applicable.

We have included responses regarding Empresa Brasileira de Telecomunicações S.A. – Embratel and its subsidiaries in our answers to comments 1 to 12 above, as applicable.

*  *  *

As requested by the Staff, the Companies make the following acknowledgments:
•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;
•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Spirgel, p. 11

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar or Amy Shapiro at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

 /s/ Isaac Berensztejn

 Isaac Berensztejn

 Chief Financial Officer

cc:

Carlos Pacho

Melissa Hauber

Securities and Exchange Commission

Nicolas Grabar

Amy R. Shapiro

Cleary Gottlieb Steen & Hamilton LLP

Pedro Lucio Siqueira Farah

Fernando A. S. de Magalhães

Ernst & Young (Rio de Janeiro/São Paulo)